Mail Stop 4561

January 23, 2006

Joseph M. Leone
Vice Chairman and Chief Financial Officer
CIT Group Inc.
1211 Avenue of the Americas
New York, NY 10036

> **Re: CIT Group Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2004**
> **Form 10-Q for the Fiscal Quarter ended June 30, 2005**
> **File No. 001-31369**

Dear Mr. Leone:

We have completed our limited review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Kevin W. Vaughn, Branch
Chief